Exhibit 12(f)

Entergy Texas, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2007	2008	2009	2010	2011

Fixed charges, as defined:
Total Interest charges	$85,250	$80,197	$106,163	$95,272	$93,554
Interest applicable to rentals	3,572	2,760	3,069	3,178	3,497

Total fixed charges, as defined	88,822	82,957	109,232	98,450	97,051

Earnings as defined:
Net Income	$58,921	$57,895	$63,841	$66,200	$80,845
Add:
Income Taxes	36,249	28,118	36,915	42,383	49,492
Fixed charges as above	88,822	82,957	109,232	98,450	97,051

Total earnings, as defined	$183,992	$168,970	$209,988	$207,033	$227,388

Ratio of earnings to fixed charges, as defined	2.07	2.04	1.92	2.10	2.34